# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ConnectM Technology Solutions, Inc., CIK 0001895249
CUSIP: 207944109
Title of class of securities: Common Stock Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 03/24/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002062892

## Reporting persons
- SRISID LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,893,680; sole dispositive power 0; shared dispositive power 3,893,680; aggregate amount beneficially owned 3,893,680 (13.4% of the class)

## Item 1. Issuer
Name of issuer: ConnectM Technology Solutions, Inc.
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, MASSACHUSETTS, 01752.

## Item 2. Person Filing
Name of person filing: SRISID LLC
Address of principal business office or, if none, residence: 18 Barrington Drive, Wheeling, WV 26003
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3893680
Percent of class: 13.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3893680
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3893680

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SRISID LLC: Ignatious Doupaty, Manager (03/24/2025)